FOR IMMEDIATE RELEASE	NASDAQ: TRIL TSX: TRIL

TRILLIUM THERAPEUTICS REPORTS THIRD QUARTER 2019

FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

TORONTO, November 14, 2019 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today reported financial results for the nine months ended September 30, 2019, and provided a corporate update.

"Over the past two months, we have conducted an intensive review of our development programs and resources," said Jan Skvarka, President and Chief Executive Officer of Trillium.  "As a result of this review, we plan to focus our near term clinical development efforts on the intravenous administration of TTI-621, our anti-CD47 product that has shown promising preliminary evidence of activity in a number of hematologic malignancies.  We continue to make progress in the ongoing dose escalation trial of TTI-621, with the goal of identifying the recommended phase 2 dose. As the only anti-CD47 molecule that has demonstrated complete responses in patients receiving study treatment as a monotherapy, TTI-621, we believe, has the potential to be the best-in-class molecule."

"Our recently announced corporate restructuring is intended to extend our runway and enable the focus on intravenous TTI-621," continued Mr. Skvarka.  "In addition, we are exploring a number of strategic alternatives to maximize shareholder value."

STING Agonist Program Update

The Company presented updated preclinical data from its STING program at the Society for Immunotherapy of Cancer (SITC) annual meeting in Washington, D.C, on November 9, 2019. The data demonstrate that TTI-10001, the Company's lead small molecule STING agonist, is well tolerated in mice by intravenous and oral administration, and induces durable complete regressions of tumors and immunologic memory by both routes of administration. These data highlight the potential of TTI-10001 to achieve best-in-class status among next generation (non-cyclic dinucleotide) STING agonists. The Company is currently seeking a partner for further development of this molecule.

Third Quarter 2019 Financial Results:

As of September 30, 2019, Trillium had a combined cash and cash equivalents and marketable securities balance of $36.2 million, compared to $45.4 million at December 31, 2018.  The September 30, 2019 working capital balance was $23.4 million, compared to $34.2 million at December 31, 2018. The decrease in cash and cash equivalents and marketable securities, and the decrease in working capital were due mainly to cash used in operations, partially offset by the cash received from the February 2019 public offering.

Net loss for the nine months ended September 30, 2019 of $29.8 million was lower than the loss of $33.9 million for the nine months ended September 30, 2018. The net loss was lower due mainly to a net warrant liability revaluation gain of $6.6 million and lower clinical trial related expenses, which were partially offset by a net foreign currency loss of $0.8 million in the current year compared to a net foreign currency gain of $1.5 million in the prior year and higher manufacturing costs. The Company also incurred an impairment loss in the three months ended September 30, 2019 of $3.9 million on the write down of the intangible asset related to the Fluorinov small molecule legacy programs acquired in 2016, as a result of the discontinuation of discovery research activities in the October 2019 restructuring and revised expected realization from Fluorinov legacy products.

Selected Consolidated Financial Information:

Consolidated statements of loss and comprehensive loss
Amounts in thousands of Canadian dollars except per share amounts	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Revenue	$165	$-
Research and development expenses	28,982	32,815
General and administrative expenses	3,302	3,376
Impairment of intangible assets	3,897	-
Net finance income	(6,276)	(2,265)
Income tax expense	32	7
Net loss and comprehensive loss for the period	29,772	33,933
Basic and diluted loss per common share	1.23	2.49

Consolidated statements of financial position
Amounts in thousands of Canadian dollars	As at September 30, 2019	As at December 31, 2018
Cash and marketable securities	$36,216	$45,409
Total assets	40,342	55,459
Total equity	24,655	41,601

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, our clinical plans, the potential of our STING agonist program and our consideration of strategic alternatives. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of risks and uncertainties facing Trillium appears in Trillium's Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities Exchange Commission and available at www.sec.gov and www.sedar.com, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. Any forward-looking statements speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation, whether as a result of new information, future events or results or otherwise. All forward-looking statements herein are qualified in their entirety by this cautionary statement.

Investor Relations:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com